FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of February 2013

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	News release issued on February 27, 2013, by Panasonic Corporation (the registrant), announcing proposed senior management changes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ HARUHIKO SEZAKI
Haruhiko Sezaki, Attorney-in-Fact
General Manager of IR Disclosure,
Panasonic Corporation

Dated: February 28, 2013

February 27, 2013

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Megumi Kitagawa (Japan)	Shozo Mizuno (Japan)
Global Public Relations Office	Corporate Finance & IR Group
(Tel: +81-3-3574-5664)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1360)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Anne Guennewig (Europe)	(Tel: +44-20-3008-6887)
(Tel: +49-611-235-457)

Panasonic Announces Proposed Senior Management Changes

Osaka, Japan, February 27, 2013 - Panasonic Corporation ([NYSE:PC/TSE:6752] “Panasonic”), today announced the following changes of the members of the Board of Directors, Corporate Auditors and Executive Officers, effective April 1, 2013, and proposed changes of the members of the Board of Directors, and the Board of Corporate Auditors effective June 26, 2013. These proposed changes will be submitted for and subject to approval at the company’s ordinary general meeting of shareholders to be held on June 26, 2013.

1.	Members of the Board of Directors (Effective April 1)

Title	Name	Responsibilities

Chairman of the Board	Fumio Ohtsubo

Vice Chairman of the Board	Masayuki Matsushita

President	Kazuhiro Tsuga

Executive Vice President	Yasuo Katsura

Executive Vice President	Shusaku Nagae	President, Eco Solutions Company

Title	Name	Responsibilities

Senior Managing Director	Ikusaburo Kashima	In charge of Legal Affairs, Risk Management, Information Security, Business Ethics, and International Affairs Director, Legal Affairs Division

Senior Managing Director	Yoshihiko Yamada	President, Automotive & Industrial Systems Company

Senior Managing Director	Yoshiiku Miyata	Representative in Tokyo

Senior Managing Director	Kazunori Takami	President, Appliances Company

Managing Director	Takashi Toyama	In charge of Planning and BPR Project

Managing Director	Hideaki Kawai	In charge of Accounting and Finance, and Groupwide Cost Busters Project

Managing Director	Yoshiyuki Miyabe	President, AVC Networks Company In charge of Global Sourcing for Components and Devices Procurement, and System LSI Business Division

Title	Name	Responsibilities

Managing Director	Yoshiaki Nakagawa	In charge of Human Resources, General Affairs, Social Relations, and Facility Management Director, Human Resources & General Affairs Division

Managing Director	Mamoru Yoshida	In charge of Technology, Intellectual Property, Information Systems, and Panasonic Start-up Fund Director, R&D Division

Director	Ikuo Uno

Director	Masayuki Oku

Notes:	The Chairman of the Board of Directors, Vice Chairman of the Board of Directors, President, Executive Vice Presidents and Senior Managing Directors are Representative Directors and severally represent the company.

Ikuo Uno and Masayuki Oku are outside directors of the company as stipulated in Article 2, Paragraph 15 of the Company Law of Japan.

2.	Members of the Board of Corporate Auditors (Effective April 1)

Title	Name	Responsibilities

Senior Corporate Auditor	Seiichiro Sano

Senior Corporate Auditor	Yoshihiro Furuta	Chairman, Panasonic Group Auditors Meeting

Corporate Auditor	Yasuo Yoshino

Corporate Auditor	Ikuo Hata

Corporate Auditor	Hiroyuki Takahashi

Note:	Yasuo Yoshino, Ikuo Hata and Hiroyuki Takahashi are outside corporate auditors.

3.	Executive Officers (Effective April 1)

Title	Name	Responsibilities

Senior Managing Executive Officer	Takumi Kajisha	In charge of Corporate Communications, Advertising, and Citizenship Director, Groupwide Brand Communications Division

Managing Executive Officer	Masatoshi Harada	Representative in Kansai

Managing Executive Officer	Laurent Abadie	Regional Head for Europe & CIS Chairman & CEO, Panasonic Europe Ltd. Managing Director, Panasonic Marketing Europe GmbH

Managing Executive Officer	Yorihisa Shiokawa	Regional Head for Asia, the Middle East & Africa Managing Director, Panasonic Asia Pacific Pte. Ltd.

Managing Executive Officer	Jun Ishii	Director, Government and External Relations Division

Managing Executive Officer	Tsuyoshi Nomura	In charge of Manufacturing Innovation, Quality Administration, FF Customer Support & Management, Environmental Affairs, Procurement, Logistics, and Motor Business Administration Office
Director, Global Manufacturing Division

Title	Name	Responsibilities

Managing Executive Officer	Joseph Taylor**	Regional Head for North America Chairman & CEO, Panasonic Corporation of North America President, Panasonic Consumer Marketing Company of North America

Managing Executive Officer	Yoshio Ito**	Senior Vice President, Automotive & Industrial Systems Company In charge of Industrial Business

Managing Executive Officer	Hidetoshi Osawa**	Regional Head for China & Northeast Asia Chairman, Panasonic Corporation of China

Managing Executive Officer	Yukio Nakashima**	Director, Consumer Marketing Sector for Japan Region In charge of Design

Executive Officer	Shiro Nishiguchi	Senior Vice President, AVC Networks Company In charge of Consumer Business

Executive Officer	Kenji Yamane	President, Panasonic Healthcare Co., Ltd.

Executive Officer	Yasutomo Fukui	In charge of Information Systems

Title	Name	Responsibilities

Executive Officer	Katsuhiko Fujiwara	Senior Vice President, Appliances Company In charge of Devices Business, New Business, and Quality Operations

Executive Officer	Masahisa Shibata	Senior Vice President, Automotive & Industrial Systems Company In charge of Automotive Business

Executive Officer	Toshiyuki Takagi	Senior Vice President, AVC Networks Company President, Panasonic System Networks Co., Ltd. In charge of Panasonic Mobile Communications Co., Ltd. and IT Products Business Division

Executive Officer	Machiko Miyai	In charge of Lifestyle Research for New Markets, R&D Division

Executive Officer	Masahiro Ido	Vice President, Eco Solutions Company In charge of Planning Director, Customer Communication Center

Executive Officer	Satoshi Takeyasu	Associate Director, Groupwide Brand Communications Division

Executive Officer	Norihisa Mimura*	Senior Vice President, Appliances Company In charge of Cold Chain Business Director, Air-Conditioner Business Division

Title	Name	Responsibilities

Executive Officer	Yasuji Enokido*	Senior Vice President, AVC Networks Company In charge of Imaging Business Division, Media Business Division, Visual Systems Business Division, and Panasonic Plasma Display Co., Ltd.

Executive Officer	Paul Margis*	Senior Vice President, AVC Networks Company In charge of Avionics Business Division Director, Avionics Business Division

4.	Resignation and Appointments of the Members of the Board of Directors (Effective June 26)

Resignation:

Name	New Responsibility	Current Responsibility

Yasuo Katsura	Corporate Advisor	Executive Vice President

Assignment:

Title	Name	Current Responsibilities

Managing Director	Tsuyoshi Nomura	Managing Executive Officer
In charge of Manufacturing Innovation, Quality Administration, FF Customer Support & Management, Environmental Affairs, Procurement, Logistics, and Motor Business Administration Office
Director, Global Manufacturing Division

Director	Hiroko Ota	Professor, National Graduate Institute for Policy Studies

5.	Members of the Board of Directors (Effective June 26)

Title	Name	Responsibilities

Chairman of the Board	Fumio Ohtsubo

Vice Chairman of the Board	Masayuki Matsushita

President	Kazuhiro Tsuga

Executive Vice President	Shusaku Nagae	President, Eco Solutions Company

Senior Managing Director	Ikusaburo Kashima	In charge of Legal Affairs, Risk Management, Information Security, Business Ethics, and International Affairs Director, Legal Affairs Division

Senior Managing Director	Yoshihiko Yamada	President, Automotive & Industrial Systems Company

Senior Managing Director	Yoshiiku Miyata	Representative in Tokyo

Senior Managing Director	Kazunori Takami	President, Appliances Company

Managing Director	Takashi Toyama	In charge of Planning and BPR Project

Managing Director	Hideaki Kawai	In charge of Accounting and Finance, and Groupwide Cost Busters Project

Managing Director	Yoshiyuki Miyabe	President, AVC Networks Company In charge of Global Sourcing for Components and Devices Procurement, and System LSI Business Division

Managing Director	Yoshiaki Nakagawa	In charge of Human Resources, General Affairs, Social Relations, and Facility Management Director, Human Resources & General Affairs Division

Title	Name	Responsibilities

Managing Director	Mamoru Yoshida	In charge of Technology, Intellectual Property, Information Systems, and Panasonic Start-up Fund Director, R&D Division

Managing Director	Tsuyoshi Nomura*	In charge of Manufacturing Innovation, Quality Administration, FF Customer Support & Management, Environmental Affairs, Procurement, Logistics, and Motor Business Administration Office
Director, Global Manufacturing Division

Director	Ikuo Uno

Director	Masayuki Oku

Director	Hiroko Ota*

Notes:	The Chairman of the Board of Directors, Vice Chairman of the Board of Directors, President, Executive Vice Presidents and Senior Managing Directors are Representative Directors and severally represent the company.

Ikuo Uno, Masayuki Oku and Hiroko Ota are outside directors of the company as stipulated in Article 2, Paragraph 15 of the Company Law of Japan.

6.	Members of the Board of Corporate Auditors (Effective June 26)

Title	Name	Responsibilities

Senior Corporate Auditor	Seiichiro Sano

Senior Corporate Auditor	Yoshihiro Furuta	Chairman, Panasonic Group Auditors Meeting

Corporate Auditor	Yasuo Yoshino

Corporate Auditor	Ikuo Hata

Corporate Auditor	Hiroyuki Takahashi

Note:	Yasuo Yoshino, Ikuo Hata and Hiroyuki Takahashi are outside corporate auditors.

7.	Executive Officers (Effective June 26)

Title	Name	Responsibilities

Senior Managing Executive Officer	Takumi Kajisha	In charge of Corporate Communications, Advertising, and Citizenship Director, Groupwide Brand Communications Division

Managing Executive Officer	Masatoshi Harada	Representative in Kansai

Managing Executive Officer	Laurent Abadie	Regional Head for Europe & CIS Chairman & CEO, Panasonic Europe Ltd. Managing Director, Panasonic Marketing Europe GmbH

Title	Name	Responsibilities

Managing Executive Officer	Yorihisa Shiokawa	Regional Head for Asia, the Middle East & Africa Managing Director, Panasonic Asia Pacific Pte. Ltd.

Managing Executive Officer	Jun Ishii	Director, Government and External Relations Division

Managing Executive Officer	Joseph Taylor	Regional Head for North America Chairman & CEO, Panasonic Corporation of North America President, Panasonic Consumer Marketing Company of North America

Managing Executive Officer	Yoshio Ito	Senior Vice President, Automotive & Industrial Systems Company In charge of Industrial Business

Managing Executive Officer	Hidetoshi Osawa	Regional Head for China & Northeast Asia Chairman, Panasonic Corporation of China

Managing Executive Officer	Yukio Nakashima	Director, Consumer Marketing Sector for Japan Region In charge of Design

Executive Officer	Shiro Nishiguchi	Senior Vice President, AVC Networks Company In charge of Consumer Business

Executive Officer	Kenji Yamane	President, Panasonic Healthcare Co., Ltd.

Executive Officer	Yasutomo Fukui	In charge of Information Systems

Executive Officer	Katsuhiko Fujiwara	Senior Vice President, Appliances Company In charge of Devices Business, New Business, and Quality Operations

Executive Officer	Masahisa Shibata	Senior Vice President, Automotive & Industrial Systems Company In charge of Automotive Business

Title	Name	Responsibilities

Executive Officer	Toshiyuki Takagi	Senior Vice President, AVC Networks Company President, Panasonic System Networks Co., Ltd. In charge of Panasonic Mobile Communications Co., Ltd. and IT Products Business Division

Executive Officer	Machiko Miyai	In charge of Lifestyle Research for New Markets, R&D Division

Executive Officer	Masahiro Ido	Vice President, Eco Solutions Company In charge of Planning Director, Customer Communication Center

Executive Officer	Satoshi Takeyasu	Associate Director, Groupwide Brand Communications Division

Executive Officer	Norihisa Mimura	Senior Vice President, Appliances Company In charge of Cold Chain Business Director, Air-Conditioner Business Division

Executive Officer	Yasuji Enokido	Senior Vice President, AVC Networks Company In charge of Imaging Business Division, Media Business Division, Visual Systems Business Division, and Panasonic Plasma Display Co., Ltd.

Executive Officer	Paul Margis	Senior Vice President, AVC Networks Company In charge of Avionics Business Division Director, Avionics Business Division

Note:	* newly appointed ** promoted

About Panasonic

Panasonic Corporation is a worldwide leader in the development and manufacture of electronic products in three business fields, consumer, components & devices, and solutions. Based in Osaka, Japan, the Company recorded consolidated net sales of 7.85 trillion yen for the year ended March 31, 2012. Panasonic’s stock is listed on the Tokyo, Osaka, Nagoya and New York (NYSE:PC) Stock Exchanges. The Company has the vision of becoming the No. 1 Green Innovation Company in the Electronics Industry by the 100th year of its founding in 2018. For more information on Panasonic, its brand and commitment to sustainability, visit the company’s website at http://panasonic.net/.

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